SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Coporate Taxpayers' ID (CNPJ): 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Register no. 1431 - 1

SUMMARY OF THE MINUTES OF THE 175th EXTRAORDINARY GENERAL MEETING

1. PLACE: Rua Coronel Dulcídio, nº 800, Curitiba - PR. 2. DATE AND TIME: March 13, 2009 - 2:30 pm. 3. CALL NOTICE: The call notice was published in the Official Gazette of the State of Paraná and the newspapers "Diário de São Paulo" and "O Estado do Paraná". 4. ATTENDANCE: 85.26% (eighty-five point twenty six per cent), of the voting capital, as per the signatures on page 44 (back) of the Shareholders' Attendance Book nº 3. 5. PRESIDING BOARD: - CARLOS FREDERICO MARÉS DE SOUZA FILHO - Chairman; JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman of the Board of Directors; MARLOS GAIO - Secretary. 6. AGENDA AND RESOLUTIONS: ITEM 1 - Approval, by unanimous vote, the creation of the Environment and Corporate Citizenship Office and consequent amendment of articles 17 (to include one more office) and 21, item X (to relieve the CEO from the duties related to environment and social responsibility), and inclusion of article 28 (establishing the responsibilities of the Environment and Corporate Citizenship Officer) in the Company's bylaws. 7. SIGNATURES: (a) CARLOS FREDERICO MARÉS DE SOUZA FILHO - Representative of the State of Paraná and Chairman of the Shareholders' Meeting; JOÃO BONIFÁCIO CABRAL JÚNIOR, - Chairman of the Board of Directors; PAULO ROBERTO TROMPCZYNSKI, Chief Financial, Investor Relations and External Stockholding Office, as the Company's CEO; GEORGE WASHINGTON T. MARCELINO - THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; THE MONETARY AUTHORITY OF SINGAPORE; FRANKLIN TEMPLETON INVESTMENT FUNDS; TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND; MARLOS GAIO - Secretary. ---------------------

The full text of the Minutes of the 175th Extraordinary General Meeting was drawn up on pages 003 and 004 of the Company's Book no. 10, registered with the Trade Registry of the Paraná State under no. 08/167840-1 on July 16, 2008.

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.